

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2012

Via E-Mail

Andrew R. Brownstein, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Re: CVR Energy, Inc.
Preliminary Proxy Statement
Filed March 22, 2012
SEC File No. 001-33492

Dear Mr. Brownstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Schedule 14A
Cover Page

1. Please revise the cover page of your proxy statement to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Information About the Annual Meeting and Voting, page 1

2. Please revise to explain how the Icahn by-law repeal proposal could be "properly presented" and to describe the basis for your disclosure.

3. We note in the penultimate question and answer on page 5 that you may solicit proxies by telephone, by fax or other electronic means of communication or in person. Be advised that all written soliciting materials, including any e-mails or

scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding. Also, disclose what "other electronic means of communication" you plan to utilize.

Change-in-Control and Termination Payments, page 50

4.   Please revise your disclosure to include the definition of "good reason" set forth in each employment agreement described in this section. Also, disclose whether the election of a minority and of a majority of the Icahn Group's nominees would constitute good reason under those agreements. Finally, disclose in an appropriate location of the proxy statement whether there are any other effects of the election of a minority or a majority of the Icahn Group's nominees (i.e., acceleration of debt, immediate vesting of options).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions